April 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Amy Reischauer

Re: Relypsa, Inc.
Registration Statement on Form S-1 (Registration No. 333-194673)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join Relypsa, Inc. (the “Company”) in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on April 9, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 2,500 copies of the Preliminary Prospectus to be dated April 8, 2014 (the “Preliminary Prospectus”), to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representatives of the underwriters, confirm that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The Commission is advised that the amount of compensation to be allowed or paid to the underwriters, to be disclosed in the prospectus to be filed pursuant to Rule 424(b) under the Act, will not exceed an amount that has been cleared with the Financial Industry Regulatory Authority.

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Very truly yours,

MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

COWEN AND COMPANY, LLC

By:	MORGAN STANLEY & CO. LLC

By:	/s/ JON ZIMMERMAN
Name: Jon Zimmerman
Title: Vice President

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ BRADLEY WOLFF
Name: Bradley Wolff
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ CHRIS SWINDLE
Name: Chris Swindle
Title: Managing Director

For themselves and as Representatives of the several underwriters.